                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                                Dynabazaar, Inc.
                                ----------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    26779R104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 20, 2007
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 31 Pages)

--------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 2 of 31 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STARBOARD VALUE & OPPORTUNITY FUND, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,470
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,470
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,470
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 3 of 31 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ADMIRAL ADVISORS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,470
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,470
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,470
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 4 of 31 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   RAMIUS HALIFAX PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 5 of 31 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   RAMIUS SECURITIES, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  48,761
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              48,761
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                   48,761
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    BD, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 6 of 31 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   RAMIUS CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  50,231
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              50,231
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                   50,231
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 7 of 31 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   C4S & CO., L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  50,231
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              50,231
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                   - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 8 of 31 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   50,231
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              50,231
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                   50,231
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 9 of 31 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   50,231
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              50,231
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                   50,231
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 10 of 31 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   50,231
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              50,231
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                   50,231
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 11 of 31 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   50,231
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              50,231
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                   50,231
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 12 of 31 Pages
----------------------                                    ----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule  13D").  The undersigned  were previously part of a Section 13(d)
reporting group that included Barington  Companies Equity Partners,  L.P. and MM
Companies, Inc. That Section 13(d) reporting group was terminated on January 11,
2007. For ownership  information relating to the undersigned prior to the filing of this Schedule 13D,  please make  reference to Amendment No. 2 to Schedule 13D filed by Barington  Companies  Equity  Partners,  L.P. with the  Securities  and
Exchange  Commission (the "SEC") on January 23, 2004, as amended by that certain
Amendment  No. 3 filed with the SEC on May 25, 2004 and that  certain  Amendment
No. 4 filed with the SEC on January 11, 2007.

Item 1.     SECURITY AND ISSUER.

            This  statement  relates to shares of the Common Stock,  par value
$0.001 per share (the  "Shares"),  of  Dynabazaar,  Inc. (the  "Issuer").  The
address of the principal  executive offices of the Issuer is 888 Seventh Ave.,
17th floor, New York, New York 10019.

Item 2.     IDENTITY AND BACKGROUND.

      (a) This statement is filed by:

      (i)         Starboard Value & Opportunity Fund, LLC, a Delaware limited liabiltiy company ("Starboard"), with respect to the Shares directly and beneficially owned by it;

      (ii)        Admiral Advisors, LLC, a Delaware limited liability company
                  ("Admiral Advisors"), who serves as the managing member of
                  Starboard;

      (iii)       Ramius  Securities,   L.L.C.,  a  Delaware  limited  liability
                  company and registered broker-dealer ("Ramius Securities");

      (iv)        Ramius Halifax Partners L.P., a Delaware  limited  partnership that is engaged in  investing  in a  multi-strategy  portfolio
                  ("Ramius Halifax");

      (v)         Ramius Capital Group,  L.L.C.,  a Delaware  limited  liability company ("Ramius  Capital"),  who serves as the sole member of
                  Admiral Advisors and Ramius Securities and the general partner of Ramius Halifax;

      (vi)        C4S &  Co.,  L.L.C.,  a  Delaware  limited  liability  company
                  ("C4S"), who serves as managing member of Ramius Capital;

      (vii)       Peter  A.  Cohen  ("Mr.  Cohen"),  who  serves  as  one of the managing members of C4S;

      (viii)      Morgan  B.  Stark  ("Mr.  Stark"),  who  serves  as one of the managing members of C4S;

      (ix)        Thomas W. Strauss  ("Mr.  Strauss"),  who serves as one of the managing members of C4S; and

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 13 of 31 Pages
----------------------                                    ----------------------

     (x)          Jeffrey M. Solomon ("Mr.  Solomon"),  who serves as one of the managing members of C4S;

            Each of the  foregoing  is referred to as a  "Reporting  Person" and collectively as the "Reporting  Persons." Each of the Reporting Persons is party to  that  certain  Joint  Filing  Agreement,  as  further  described  in Item 6.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

            (b) The  address  of the  principal  office  of  each of  Starboard,
Admiral Advisors,  Ramius Securities,  Ramius Halifax,  Ramius Capital, C4S, Mr.
Cohen, Mr. Stark,  Mr. Strauss and Mr. Solomon is 666 Third Avenue,  26th Floor,
New York, New York 10017.

            (c) The  principal  business  of  Starboard  is serving as a private investment  fund.  Starboard  was been formed for the  purpose of making  equity investments  and,  on  occasion,  taking an  active  role in the  management  of portfolio  companies  in order  to  enhance  shareholder  value.  The  principal business of Ramius  Securities is as a registered  broker-dealer.  The principal business of Ramius Halifax is serving as a partnership engaged in investing in a multi-strategy  portfolio.  The principal business of Admiral Advisors is acting as managing member of Starboard.  Ramius Capital is engaged in money  management and investment advisory services for third parties and proprietary accounts. C4S serves as managing member of Ramius Capital.  Mr. Cohen, Mr. Strauss,  Mr. Stark
and Mr. Solomon serve as co-managing members of C4S.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Messrs.  Cohen,  Stark,  Strauss and Solomon are citizens of the
United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Shares  beneficially  owned by Starboard and Ramius Securities were  purchased with the working  capital of such entities  (which may, at any given time,  include  margin  loans made by  brokerage  firms in the  ordinary course of  business)  in open market  purchases,  except as  otherwise  noted.
Transactions  in the  Shares  in the  past  60 days by  Starboard  and  Ramius
Securities  are set forth in Schedule A, which is  incorporated  by  reference herein.  The aggregate  purchase cost of the 50,231 Shares  beneficially owned
in  the  aggregate  by  Starboard  and  Ramius   Securities  is  approximately
$18,083.16, including brokerage commissions.

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 14 of 31 Pages
----------------------                                    ----------------------

Item 4.     PURPOSE OF TRANSACTION.

            The Reporting Persons  originally  purchased the Shares based on the
Reporting Persons' belief that the Shares, when purchased,  were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of
Shares  desirable,  the  Reporting  Persons may endeavor to increase or decrease their position in the Issuer through,  among other things,  the purchase or sale of Shares on the open market or in private  transactions  or otherwise,  on such terms and at such times as the Reporting Persons may deem advisable.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The  aggregate  percentage of Shares  reported  owned by each person named herein is based upon  23,691,756  Shares  outstanding,  as of November 11,
2006,  which is the total  number  of  Shares  outstanding  as  reported  in the
Issuer's  Quarterly  Report on Form 10-Q, filed with the Securities and Exchange
Commission on November 14, 2006.

A.    Starboard

      (a)   As of the date of this filing, Starboard beneficially owns 1,470
            Shares.

            Percentage: Less than 1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 1,470
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,470
            4. Shared power to dispose or direct the disposition: 0

      (c)   The transactions in the Shares by Starboard within the past 60 days are set forth in Schedule A and incorporated by reference.

B.    Ramius Securities

      (a)   As of the date of this filing, Ramius Securities beneficially owns 48,761 Shares.

            Percentage: Less than 1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 48,761
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 48,761
            4. Shared power to dispose or direct the disposition: 0

      (c)   The transactions in the Shares by Ramius Securities within the past 60 days are set forth in Schedule A and incorporated by reference.

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 15 of 31 Pages
----------------------                                    ----------------------

C.    Ramius Halifax

      (a)   As of the date of this filing, Ramius Halifax did not
            beneficially own any Shares.

            Percentage: 0% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 0

      (c)   The transactions in the Shares by Ramius Halifax within the past
            60 days are set forth in Schedule A and incorporated by reference.

D.    Admiral Advisors

      (a)   As of the date of this filing, as the managing member of
            Starboard, Admiral Advisors may be deemed the beneficial owner of
            (i) 1,470 Shares beneficially owned by Starboard.

            Percentage: Less than 1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 1,470
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,470
            4. Shared power to dispose or direct the disposition: 0

      (c)   Admiral Advisors did not enter into any transactions in the
            Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Starboard, which, except as otherwise noted, were all in the open market, are set forth in Schedule A, and incorporated by reference.

E.    Ramius Capital

      (a)   As of the date of this filing, as the sole member of Admiral
            Advisors and as the sole member of Ramius Securities, Ramius
            Capital may be deemed the beneficial owner of (i) 1,470 Shares beneficially owned by Starboard and (ii) 48,761 Shares
            beneficially owned by Ramius Securities.

            Percentage: Less than 1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 50,231
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 50,231
            4. Shared power to dispose or direct the disposition: 0

      (c)   The transactions in the Shares by Ramius Capital and those on behalf of Starboard and Ramius Securities, within the past 60 days, are set forth in Schedule A and incorporated by reference.

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 16 of 31 Pages
----------------------                                    ----------------------

F.    C4S

      (a)   As of the date of this filing, as the managing member of Ramius
            Capital, C4S may be deemed the beneficial owner of (i) 1,470
            Shares beneficially owned by Starboard and (ii) 48,761 Shares beneficially owned by Ramius Securities.

            Percentage: Less than 1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 50,231
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 50,231
            4. Shared power to dispose or direct the disposition: 0

      (c)   C4S did not enter into any transactions in the Shares in the past
            60 days. The transactions in the Shares in the past 60 days on behalf of Starboard, Ramius Securities, Ramius Halifax and Ramius
            Capital, which, except as otherwise noted, were all in the open market, are set forth in Schedule A, and incorporated herein by reference.

G.    Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

      (a)   As of the date of this filing, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be
            deemed the beneficial owners of (i) 1,470 Shares beneficially owned by Starboard and (ii) 48,761 Shares beneficially owned by
            Ramius Securities.

            Percentage: Less than 1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 50,231
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 50,231

      (c)   None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has
            entered into any transactions in the Shares in the past 60 days.
            The transactions in the Shares in the past 60 days on behalf of
            Starboard, Ramius Securities, Ramius Halifax and Ramius Capital,
            which, except as otherwise noted, were all in the open market, are set forth in Schedule A, and incorporated herein by
            reference.

      (d)   No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common
            Stock.

      (e)   As of March 1, 2007, the Reporting Persons ceased to be the collective beneficial owners of more than 5% of the Issuer's
            Shares.

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 17 of 31 Pages
----------------------                                    ----------------------

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            On March 2, 2007,  Starboard,  Admiral Advisors,  Ramius Securities,
Ramius Halifax,  Ramius Capital,  C4S, Mr. Cohen, Mr. Solomon, Mr. Stark and Mr.
Strauss  (collectively,  the "Group") entered into a Joint Filing Agreement (the
"Joint  Filing  Agreement")  in which the parties  agreed to the joint filing on behalf  of each of them of  statements  on  Schedule  13D  with  respect  to the securities  of the Issuer to the extent  required by  applicable  law. The Joint
Filing  Agreement is attached as Exhibit 1 hereto and is incorporated  herein by reference.

            On February 20, 2007,  Ramius  Capital,  Ramius  Securities,  Ramius
Halifax and Starboard  (collectively the "Sellers")  collectively entered into a
Stock  Purchase  Agreement  with  Barington  Capital  Group,  L.P. and Barington
Companies  Offshore Fund, Ltd.,  (collectively the "Purchasers") with respect to the sale of 1,507,030 Shares of the Issuer,  at a price of $0.32 per Share, from the  Sellers to the  Purchasers.  The Stock  Purchase  Agreement  is attached as
Exhibit 3 hereto and is incorporated herein by reference.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Joint Filing Agreement by and among Starboard,  Admiral Advisors,
               Ramius  Securities,  Ramius  Halifax,  Ramius  Capital,  C4S, Mr.
               Cohen,  Mr. Stark,  Mr. Solomon and Mr.  Strauss,  dated March 2,
               2007.

            2. Power of Attorney for Peter A. Cohen,  Morgan B. Stark, Thomas W.
               Strauss and Jeffrey M. Solomon, dated March 11, 2005.

            3. Stock Purchase  Agreement,  by and among Ramius  Capital,  Ramius
               Securities,  Starboard,  Ramius Halifax, Barington Capital Group,
               L.P. and Barington  Companies Offshore Fund, Ltd., dated February
               20, 2007.

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 18 of 31 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2007

STARBOARD VALUE & OPPORTUNITY          RAMIUS SECURITIES, L.L.C.
FUND, LLC.
                                       ADMIRAL ADVISORS, LLC
By: Admiral Advisors, LLC, its
managing member                        By: Ramius Capital Group, L.L.C.,
                                       its managing member

                                       RAMIUS HALIFAX PARTNERS, L.P.

                                       By: Ramius Capital Group, L.L.C.,
                                       its general partner

                                       RAMIUS CAPITAL GROUP, L.L.C.
                                       By: C4S & Co., L.L.C.,
                                           as managing member

                                       C4S & CO., L.L.C.

                        By: /s/ Jeffrey M. Solomon
                           ------------------------------
                           Name: Jeffrey M. Solomon
                           Title: Authorized Signatory

/s/ Jeffrey M. Solomon
--------------------------
JEFFREY M. SOLOMON

Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 19 of 31 Pages
----------------------                                    ----------------------

SCHEDULE A

               TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS

  Shares of Common Stock           Price Per                  Date of
     Purchased/(Sold)               Share($)               Purchase/Sale
     ----------------               --------               -------------

                     STARBOARD VALUE & OPPORTUNITY FUND, LLC

       (727,428)*                    0.3200                  02/20/07

                            RAMIUS SECURITIES L.L.C.

       (101,981)*                    0.3200                  02/20/07

                         RAMIUS HALIFAX PARTNERS, L.P.
       (313,695)*                    0.3200                  02/20/07

                          RAMIUS CAPITAL GROUP, L.L.C.

       (313,695)*                    0.3200                  02/20/07

* The shares reported as sold by Starboard Value & Opportunity Fund, LLC, Ramius
Securities  L.L.C.,  Ramius  Halifax  Partners , L.P. and Ramius  Capital Group,
L.L.C.,  were sold to Barington  Capital  Group,  L.P. and  Barington  Companies
Offshore Fund,  Ltd. in a series of private  transactions  beginning on February
20, 2007, pursuant to a Stock Purchase Agreement, executed on February 20, 2007.
The price per unit for these 1,456,799 shares on the date of sale was $0.3200.

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 20 of 31 Pages
----------------------                                    ----------------------

EXHIBIT INDEX

      Exhibit                                                               Page
      -------                                                               ----

1.    Joint  Filing  Agreement  by and among  Starboard,  Admiral
      Advisors,   Ramius  Securities,   Ramius  Halifax,   Ramius
      Capital,  C4S, Mr. Cohen,  Mr. Stark,  Mr.  Solomon and Mr.
      Strauss, dated March 2, 2007.                                          21

2.    Power of  Attorney  for Peter A.  Cohen,  Morgan B.  Stark,
      Thomas W. Strauss and Jeffrey M.  Solomon,  dated March 11,
      2005                                                                   22

3.    Stock Purchase Agreement, by and among Ramius Capital Group
      L.L.C.,  Ramius  Securities,  LLC  and  Starboard,   Ramius
      Halifax,   Barington  Capital  Group,  L.P.  and  Barington
      Companies Offshore Fund, Ltd., dated February 20, 2007.           23 to 31

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 21 of 31 Pages
----------------------                                    ----------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated March 2,
2007  (including  amendments  thereto)  with  respect  to the  Common  Stock  of
Dynabazaar,  Inc.  This Joint Filing  Agreement  shall be filed as an Exhibit to such Statement.

Dated: March 2, 2007

STARBOARD VALUE & OPPORTUNITY          RAMIUS SECURITIES, L.L.C.
FUND, LLC.
                                       ADMIRAL ADVISORS, LLC
By: Admiral Advisors, LLC, its
managing member                        By: Ramius Capital Group, L.L.C.,
                                       its managing member

                                       RAMIUS HALIFAX PARTNERS, L.P.

                                       By: Ramius Capital Group, L.L.C.,
                                       its general partner

                                       RAMIUS CAPITAL GROUP, L.L.C.
                                       By: C4S & Co., L.L.C.,
                                           as managing member

                                       C4S & CO., L.L.C.

                        By: /s/ Jeffrey M. Solomon
                           ------------------------------
                           Name: Jeffrey M. Solomon
                           Title: Authorized Signatory

/s/ Jeffrey M. Solomon
--------------------------
JEFFREY M. SOLOMON

Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 22 of 31 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      The undersigned hereby appoints Peter A. Cohen, Morgan B. Stark, Thomas W.
Strauss and Jeffrey M. Solomon,  or any of them, his true and lawful attorney-in fact and agent to execute and file with the Securities  and Exchange  Commission any  Schedule  13D,  Schedule  13G,  any  amendments  thereto  and  any  related documentation  which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly  beneficially owned by Ramius
Capital  Group,   LLC  or  any  of  its  affiliates,   and  granting  unto  said
attorney-in-fact  and agent full power and  authority to do and perform each and every act and thing which he might or could do in person,  hereby  ratifying and confirming all that said  attorney-in-fact and agent may lawfully do or cause to be done by virtue  hereof.  The  authority  of Peter A. Cohen,  Morgan B. Stark,
Thomas W. Strauss and Jeffrey M.  Solomon,  or any of them,  under this Power of
Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.

Date: March 11, 2005

                           /s/ Peter A. Cohen
                           ---------------------------------------
                           Peter A. Cohen

                           /s/ Morgan B. Stark
                           ---------------------------------------
                           Morgan B. Stark

                           /s/ Jeffrey M. Solomon
                           ---------------------------------------
                           Jeffrey M. Solomon

                           /s/ Thomas W. Strauss
                           ---------------------------------------
                           Thomas W. Strauss

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 23 of 31 Pages
----------------------                                    ----------------------

                            STOCK PURCHASE AGREEMENT

      THIS STOCK PURCHASE AGREEMENT ("Agreement") is made as of this 20th day of
February, 2007, by and among Ramius Halifax Partners, L.P., Ramius Capital Group
L.L.C., Ramius Securities, L.L.C. and Starboard Value & Opportunity Fund, LLC
(collectively, the "Sellers"), and Barington Capital Group, L.P. and Barington
Companies Offshore Fund, Ltd. (collectively, the "Purchasers").

                                 R E C I T A L S

      WHEREAS, the Sellers are significant stockholders of Dynabazaar, Inc., a publicly-traded Delaware corporation (the "Company");

      WHEREAS, the Purchasers, or certain affiliates of the Purchasers, (a) are significant stockholders of the Company, (b) provide certain administrative and financial advisory services to the Company and (c) certain officers of
Purchasers and/or its affiliates are officers and/or members of the Board of
Directors of the Company;

      WHEREAS, the Sellers are the beneficial owner of an aggregate of 1,507,030 shares of common stock, par value $0.001 per share, of the Company (the
"Shares"), as further described on SCHEDULE A hereto;

      WHEREAS, the Sellers desires to sell to the Purchasers, and the Purchasers desire to purchase from the Sellers, the Shares in accordance with the terms and subject to the conditions set forth in this Agreement; and

      WHEREAS, this Agreement and the transactions set forth herein have been unanimously approved by the Board of Directors of the Company, including each director of the Company that has no interest in the transactions.

      NOW, THEREFORE, in consideration of the premises and the mutual covenants, agreements, representations and warranties contained herein, the parties hereto, intending to be legally bound hereby, do hereby agree as follows:

                                    ARTICLE I
                           SALE AND PURCHASE OF SHARES

      1.1 SALE OF THE SHARES. Subject to the terms and conditions hereof, the
Sellers hereby sell, assign, transfer, convey and deliver to the Purchasers, and the Purchasers hereby purchase and accept the assignment, transfer, conveyance and delivery from the Sellers of, all right, title and interest of Sellers in and to the Shares, as set forth on SCHEDULE B hereto.

      1.2 CONSIDERATION FOR SHARES. In consideration of the sale, assignment, transfer, conveyance and delivery of the Shares pursuant to Section 1.1 hereof, the Purchasers hereby agree to pay to the Sellers a purchase price (the
"Purchase Price") equal to $0.32 per Share, or an aggregate of $482,249.60

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 24 of 31 Pages
----------------------                                    ----------------------

      1.3 CLOSING. The transactions contemplated by this Agreement shall be consummated at a closing (the "Closing"), which shall be held at the offices of the Company located at 888 Seventh Avenue, 17th Floor, New York, New York, at
9:00 a.m. on the date the conditions to Closing set forth in Article II hereof are satisfied. The date on which the Closing occurs is referred to herein as the
"Closing Date." Upon mutual agreement of the parties hereto, the Shares may be transferred from Sellers to Purchasers in more than one Closing.

      1.4 CLOSING TRANSACTIONS. (a) SELLERS' DELIVERY OBLIGATIONS. The Sellers
shall (i) deliver to the Purchasers certificates evidencing the Shares, each duly endorsed in blank or accompanied by a stock power duly endorsed in blank, in form reasonably satisfactory to the Purchasers and with all required stock transfer tax stamps affixed; provided that, to the extent that the Sellers do not maintain physical possession of the Shares, the Sellers may effect delivery thereof through customary book-entry transfers through one or more brokers; and
(ii) execute and deliver or cause to be executed and delivered such other documents or agreements and take such other action as may be reasonably necessary or appropriate to consummate the transfer of the Shares to the
Purchasers.

      (b) THE PURCHASERS' DELIVERY OBLIGATIONS. The Purchasers shall deliver to the Sellers the Purchase Price (or portion thereof in the event the Shares are to be transferred in more than one Closing) by wire transfer of immediately available funds to such account as is designated by the Sellers to the
Purchasers on the Closing Date.

                                   ARTICLE II
                              CONDITIONS TO CLOSING

      2.1 Conditions to Obligations of the Purchasers. The obligations of the
Purchasers under this Agreement, including, without limitation, to pay the
Purchase Price to the Sellers, are subject to the conditions that (a) the
Sellers' representations and warranties in this Agreement shall have been true and correct on the date hereof and on the Closing Date, (b) the Sellers shall have complied in all material respects with all covenants required by this
Agreement to be complied with by them on or before the Closing Date and (c) the
Purchasers shall have received (i) this Agreement duly executed on behalf of the
Sellers and (ii) the Shares.

      2.2 Conditions to Obligations of the Sellers. The obligations of the
Sellers under this Agreement, including, without limitation, to sell, assign, transfer, convey and deliver the Shares to the Purchasers, are subject to the conditions that (a) the Purchasers' representations and warranties in this
Agreement shall have been true and correct on the date hereof and on the Closing
Date, (b) the Purchasers shall have complied in all material respects with all covenants required by this Agreement to be complied with by it on or before the
Closing Date and (c) the Sellers shall have received (i) this Agreement duly executed on behalf of the Purchasers and (ii) payment of the Purchase Price (or portion thereof in the event the Sahres are to be transferred in more than one
Closing) from the Purchasers.

                                   ARTICLE III
                    REPRESENTATIONS AND WARRANTIES OF SELLERS

      The Sellers hereby represent and warrant to the Purchasers as of the date of this Agreement and the Closing Date as follows:

      3.1 Due Authorization and Validity. Each Seller entity party hereto has all requisite power and authority to enter into this Agreement, to perform such

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 25 of 31 Pages
----------------------                                    ----------------------

Seller's obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each
Seller entity party hereto and, subject to the due execution and delivery by the
Purchasers, this Agreement constitutes the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms.

      3.2 Ownership. Each Seller entity has good and marketable title to the
Shares shown as owned by such Seller entity on Schedule A hereto. Upon the consummation of the transactions contemplated by this Agreement, the Purchasers will acquire good, valid and marketable title to the Shares, free and clear of all security interests, liens, claims, charges, options or other encumbrance or restriction of any kind (collectively, a "Lien"), other than Liens on securities held in margin accounts to be terminated on or prior to the Closing Date and any
Liens that may be created by the Purchasers. No Seller has appointed or granted any proxy with respect to the Shares, which appointment or grant shall still be effective at the closing of the transactions contemplated by this Agreement.

      3.3 Government and Other Consents. No consent, declaration, filing, approval, authorization or order of, notice to, or registration with, any court or federal, state, provincial, municipal, foreign or other governmental department, commission, board, bureau, agency or instrumentality or arbitration tribunal, wherever located (a "Governmental Authority"), or any third party is required in connection with the execution and delivery by the Sellers of this
Agreement or the consummation of any transactions contemplated hereby, except for (a) such filings with the Securities and Exchange Commission (the "SEC") as are required to disclose the sale of the Shares by the Sellers and to amend or supplement any of the Sellers' existing filings with the SEC on Form 4, Schedule
13D or Schedule 13G, as the case may be, and (b) such consents, declarations, filings, approvals, authorizations, orders, notices or registrations the absence of which would not, either individually or in the aggregate, have a material adverse effect on the transactions contemplated by this Agreement.

      3.4 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the
Sellers or on the Sellers' behalf.

      3.5 Information and Experience. By reason of the Sellers' business or financial experience, the Sellers are capable of evaluating the merits and risks of the sale of the Shares and have the ability to protect their own interests in this transaction. The Sellers are sophisticated sellers with respect to the sale of securities such as the Shares and have independently and without reliance upon the Purchasers, and based upon such information as the Sellers deem appropriate, made their own analysis and decision to sell the Shares to the
Purchasers.

                                   ARTICLE IV
                REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

      The Purchasers hereby represents and warrants to the Sellers as of the date of this Agreement and the Closing Date as follows:

      4.1 Due Authorization and Validity. Each Purchaser has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 26 of 31 Pages
----------------------                                    ----------------------

duly and validly executed and delivered by each Purchaser and, subject to the due execution and delivery by the Sellers, this Agreement constitutes the legal, valid and binding obligation of each Purchaser, enforceable against each
Purchaser in accordance with its terms.

      4.3 Government and Other Consents. No consent, declaration, filing, approval, authorization or order of, notice to, or registration with, any
Governmental Authority or any third party is required in connection with the execution and delivery by the Purchasers of this Agreement or the consummation of any transactions contemplated hereby, except for (a) such filings with the
SEC as are required to disclose the purchase of the Shares by the Purchasers and to amend or supplement any of the Purchasers' existing filings with the SEC on
Form 4, Schedule 13D or Schedule 13G, as the case may be, (b) such consents, declarations, filings, approvals, authorizations, orders, notices or registrations the absence of which would not, either individually or in the aggregate, have a material adverse effect on the transactions contemplated by this Agreement.

      4.4 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the
Purchasers or on the Purchasers' behalf.

      4.5 Information and Experience. By reason of the Purchasers' business or financial experience, the Purchasers are capable of evaluating the merits and risks of the purchase of the Shares and have the ability to protect their own interests in this transaction. The Purchasers are sophisticated buyers with respect to the purchase of securities such as the Shares and have independently and without reliance upon the Sellers, and based upon such information as the
Purchasers deem appropriate, made their own analysis and decision to purchase the Shares from the Sellers.

                                    ARTICLE V
                 CERTAIN COVENANTS OF THE PURCHASERS AND SELLERS

      5.1 Excluded Information. Each party hereto acknowledges and agrees that
(a) it has been informed that the other party hereto or its agents may currently possess, and later may come into possession of, material non-public information not known to the Sellers or the Purchasers, as applicable, and that may be material to a decision by the Sellers to sell the Shares or by the Purchasers to purchase the Shares, and such party has determined to sell the Shares or purchase the Shares, as applicable, notwithstanding its lack of knowledge of such information; (b) agree that the Purchasers and the Sellers, as applicable, shall not have any liability whatsoever to the other party hereto with respect to the nondisclosure of such information in connection with the sale of the
Shares by the Sellers or the purchase of the Shares by the Purchasers; and (c)
irrevocably waives and releases all claims which it might otherwise have with respect to the nondisclosure of such information in connection with the sale of the Shares by the Sellers and the purchase of the Shares by the Purchasers, whether before or after the date hereof.

      5.2 Reasonable Efforts. Each party hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties in doing, all things necessary, proper or advisable, consistent with applicable

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 27 of 31 Pages
----------------------                                    ----------------------

laws, to consummate and make effective the transactions contemplated by this
Agreement. In addition, from time to time after the date hereof, each of the parties hereto agrees to execute and deliver, or cause to be executed and delivered, such documents as the other party or parties may reasonably request in order to consummate more effectively the transactions contemplated by this
Agreement.

                                   ARTICLE VI
                               GENERAL PROVISIONS

      6.1 Expenses. Whether or not the transactions contemplated hereby shall be consummated, the Sellers, on the one hand, and the Purchasers, on the other hand, shall each be responsible for the fees, expenses and disbursements of their respective agents, representatives, accountants and counsel incurred in connection with the negotiation of this Agreement and the transactions contemplated in connection herewith, it being specifically agreed that neither the Purchasers nor the Sellers shall charge to the other party the expenses of such party in connection with negotiation of this Agreement and the transactions contemplated herein.

      6.2 Construction; Entire Agreement; Amendment. This Agreement shall be governed by and construed in accordance with the laws of the State of New York irrespective of its conflicts of law principles. This Agreement, together with schedules attached hereto, and all other documents and instruments executed and delivered in connection herewith, contains the entire agreement between the
Sellers and the Purchasers with respect to the transactions contemplated hereby and supersedes all prior arrangements and understandings among them with respect thereto. This Agreement may not be amended, modified or changed except by an instrument in writing signed by the Sellers and the Purchasers.

      6.3 Notices. (a) All notices, requests, demands, and other communications required to or permitted to be given under this Agreement shall be in writing and shall be delivered personally or by overnight courier (with confirmation of receipt) or by certified or registered mail (postage prepaid and return receipt requested). Any such notice shall be deemed given when so delivered personally or if mailed or sent by overnight courier, three days after the date of deposit in the United States mail or one day after pickup by overnight courier, if addressed as follows:

      if to the Sellers, to:

                  Ramius Capital Group, L.L.C.
                  666 Third Avenue, 26th Floor
                  New York, New York 10017
                  Attn:  General Counsel
                  Telephone: (212) 201-4841

      if to the Purchasers, to:

                  Barington Capital Group, L.P.
                  888 Seventh Avenue, 17th Floor
                  New York, New York 10019
                  Attn: General Counsel
                  Telephone: (212) 974-5700

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 28 of 31 Pages
----------------------                                    ----------------------

      (b) Each party agrees to make a good faith effort to ensure that such party will accept or receive notices that are given in accordance with this
Section 7.3, and that any person to be given notice actually receives such notice. A party may change or supplement the addresses given above, or designate additional addresses for purposes of this Section 7.3, by giving the other party written notice of the new address in the manner set forth above.

      6.4 Severability. If any provision of this Agreement or the application thereof to any person, entity or circumstance is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons, entities or circumstances other than those as to which it has been held invalid, void or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby.

      6.5 Exercise of Rights; Specific Performance. No failure on the part of a party to exercise, and no delay in exercising, any right or remedy under this
Agreement shall operate as a waiver hereof by such party, nor shall any single or partial exercise of any right under this Agreement preclude any other or further exercise thereof or the exercise of any other right or remedy. Each of the parties hereto acknowledges and agrees that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

      6.6 Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, representatives, successors and assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated, directly or indirectly, by any party hereto without the prior written consent of the other parties.

      6.7 Counterparts. This Agreement may be executed in any number of counterparts and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                       BARINGTON CAPITAL GROUP, L.P.
                                       By:  LNA Capital Corp., its general
                                            partner

                                       By: /s/ James A. Mitarotonda
                                          ------------------------------------
                                          Name:  James A. Mitarotonda
                                          Title: President and CEO

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 29 of 31 Pages
----------------------                                    ----------------------

                                       BARINGTON COMPANIES OFFSHORE FUND, LTD.

                                       By: /s/ James A. Mitarotonda
                                          ------------------------------------
                                          Name:  James A. Mitarotonda
                                          Title: President

                                       STARBOARD VALUE & OPPORTUNITY FUND, LLC
                                       By: Admiral Advisors, LLC, its
                                           managing member

                                       By:
                                           -----------------------------------
                                           Name: Jeffrey M. Solomon
                                           Title: Authorized Signatory

                                      RAMIUS HALIFAX PARTNERS, L.P.

                                       By:
                                           -----------------------------------
                                           Name: Jeffrey M. Solomon
                                           Title: Authorized Signatory

                                       RAMIUS CAPITAL GROUP, L.L.C.

                                       By:
                                           -----------------------------------
                                           Name: Jeffrey M. Solomon
                                           Title: Authorized Signatory

                                       RAMIUS SECURITIES, LLC

                                       By:
                                           -----------------------------------
                                           Name: Jeffrey M. Solomon
                                           Title: Authorized Signatory

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 30 of 31 Pages
----------------------                                    ----------------------

                                                                      SCHEDULE A
                                 Share Ownership
                                 ---------------

Name of Entity                                  Number of Shares Owned
--------------                                  ----------------------

Ramius Halifax Partners, L.P.                               313,695

Ramius Capital Group, L.L.C.                                313,695

Ramius Securities, L.L.C.                                   150,742

Starboard Value & Opportunity Fund, LLC                     728,898
                                                            -------

                                    TOTAL:                1,507,030

----------------------                                    ----------------------
CUSIP No. 26779R104                   13D                    Page 31 of 31 Pages
----------------------                                    ----------------------

                                                                      SCHEDULE B

                           Share Transfers At Closing
                           --------------------------

NAME OF SELLING ENTITY               NAME OF PURCHASING ENTITY   NUMBER OF SHARES

Ramius Halifax Partners              Barington Capital Group       313,695

Ramius Capital Group                 Barington Capital Group       313,695

Ramius Securities                    Barington Capital Group        86,305

                                     Barington Companies            64,437
                                     Offshore Fund

Starboard Value & Opportunity Fund   Barington Companies           728,898
                                     Offshore Fund

                                     TOTAL:                      1,507,030